RARE ELEMENT RESOURCES LTD.                                       TSX-V:RES

325 Howe Street, #410, Vancouver, British Columbia  Canada  V6C 1Z7

Telephone: 604-687-3520

Facsimile: 604-688-3392

e-mail: wwong@pacificopportunity.com

website: www.rareelementresources.com

December 21, 2009

Doug Brown

US Securities and Exchange Commission

100 F. Street North East

Washington, D.C.  20549-7010

RE: Form 20-FR Registration Statement

    Rare Element Resources Ltd.; SEC file # 000-53834

Dear Mr. Brown

You are being sent by US Mail: three “track changes” copy of the Company’s Form 20-FR Registration Statement Amendment #1, illustrating the changes, for your use.

The actual Form 20-FR Registration Statement Amendment #1 will be filed via EDGAR.

Below is a “response to comment” table outlining the Company’s response to each comment, cross-referenced to Form 20-FR Registration Statement Amendment #1 text page numbers.

Response to SEC Letter dated 12/15/2009:

Comment Number	Page	Response
1		Responses in amendment indicated by “track changes”. Related sections amended where appropriate. Amendment updated.
2		Company anticipates completing “review” prior to “effectiveness”
3		Amendment updated.
4	22&27	Eden Lake REE Project discussion updated. With the Eden Lake Project being optioned out, there is minimum effect on the Company’s working capital position.
5	1	Typo on cover page fixed.
6	3	Misleading language in “Introduction” deleted.
7	3	“Forward-Looking Statement” section in Introduction revised to eliminate any suggestion that such statements are “forward-looking statements” within the meaning of Federal securities law.
8	10	“Risk Factors” expanded to include potential effects of fluctuations in the currency exchange rate.
9	17-21	“REE Exploration Activities”, “Gold Exploration Activities” and “Eden Lake property” discussion are all in chronological order now.
10	32

The “internal controls” of the Company is effective.  The Canadian regulators require the Company to disclose any potential areas of weaknesses and the Company errs on the conservative side and indicates the internal controls have an inherit weakness in the area of management override and segregation of accounting duties, in that the accounting staff is small in number and it is not practical or cost effective to increase accounting personnel to enable the segregation of all accounting duties in a company of this size.  The management of the Company believes that the internal controls are properly in place and are working effectively for the size of the Company.

11	34-36	“Results of Operations” revised to present a more retroactive analysis without discussion of future goals.

12	52	“Trend Information” expanded to provide discussion of macro corporate activities with cross-references to section where further details are presented.
13		ITEM #5.F. “Tabular Disclosure of Contractual Obligations” expanded to comply with instructions.
14

ITEM #6 resumes of Officers/Directors revised to include more description regarding the experience for the last five years.  Based on the information provided by the Officers/Directors, the Company included some precise dates (month year) of their affiliations.

15	42 & 45	ITEM #6 and Table #6 revised to discuss the potential impact that many of the Company’s Directors and Senior Management spend material portions of their time on business other than the Company.
16	49	Table #9, Footnote #2 expanded to disclose name of private company being “Pacific Opportunity Capital Ltd.”.
17	49

Winnie Wong is hired by Pacific Opportunity Capital Ltd., Mark Brown’s private company.  Ms. Wong acts as the Corporate Secretary and Mr. Brown acts as the Chief Financial Officer while Pacific Opportunity Capital Ltd. charges the Company for the managerial, accounting and administrative services provided by Mr. Brown, Ms. Wong and other staff at Pacific Opportunity Capital Ltd. Therefore, other than options granted to Ms. Wong which are disclosed in the table, Ms. Wong is not receiving any compensation directly and refers “all other compensation” to Mr. Brown’s in Table #9.

18	57

“Related Party Transactions” expanded to specifically identify all parties in 7B(b) – Donald E. Ranta (president) and 7B(c) – Pacific Opportunity Capital Ltd.  However, for 7B(a), we do not see the value for adding the details of this related party as in fiscal 2009, there was no balance.

19	58	ITEM #8.A.7. “Legal/Arbitration Proceedings” expanded to include “defendant” discussion. (nothing proceeding/pending)
20	66	ITEM #10.G expanded to include address of auditor.
21		“Introduction” typo referring to development fixed. Financial Statements revised to include heading “Exploration Stage Company”.

		FINANCIAL STATMENTS
22	38

The Company is indicating on page 38 of the 20F that because there has not been any capitalized amount per U.S. GAAP, there is no amount to perform the impairment test on.  Thus, no impairment test was performed.  Therefore, there is no change to the 20F nor Note 15 of the 6/30/09 year-end financial statements.

23	38

The Company acquired Paso Rico Resources Ltd. (“Paso Rico”) effective July 1, 2003 in a transaction that was considered a reverse takeover, with Paso Rico the continuing entity for accounting purposes. Paso Rico owned 100% of the Bear Lodge Property in northeastern Wyoming, USA and the historical ‘acquisition’ costs incurred by Paso Rico had been limited to property holding costs, Paso Rico having originally acquired its interest from Phelps Dodge Mining Company for consideration consisting solely of an exploration work commitment. Since then, all amounts incurred by the Company on the property continue to relate to exploration, with the ‘acquisition’ amounts continuing to represent holding costs or lease payments. In the current year, the Company paid $23,000 to buy out its share of a royalty interest associated with the property, and this was reported as an ‘acquisition’ cost. However, in terms of materiality or impact, we don’t consider that such a payment should be distinguished from exploration costs in respect to applying accounting policies under either Canadian or US GAAP.  The Company has not achieved the “development” stage yet; thus, all the amounts would have been expensed under the U.S. GAAP.

24		The Company has provided the “Cautionary Note to U.S. Investors” on the Company’s website: www.rareelementresources.com.

		REE Exploration Activities
25	18,27	Numerical references to non-reserve information deleted from revised discussion.
26	18,27	Numerical references to non-reserve information deleted from revised discussion.
27	18,27,29	Numerical references to “sample ranges”, “REE concentrations”, etc. are deleted in revised text.

The Company acknowledges: that it is responsible for the adequacy and accuracy of the disclosure in our SEC filings; that neither staff comments nor our changes in disclosure in our filings to the staff comments foreclose the Commission from taking any action with respect to our filings; and that the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please communicate with the undersigned if there are any questions or difficulties.

Sincerely,

Winnie Wong

Winnie Wong

Corporate Secretary